Exhibit 99.1

Youku Tudou to Hold 2014 Annual General Meeting on October 29, 2014

Beijing, China, October 10, 2014—Youku Tudou Inc. (NYSE: YOKU, and formerly Youku Inc. or “Youku”), China’s leading Internet television company (“Youku Tudou” or the “Company”), today announced that it will hold its 2014 annual general meeting of shareholders at Room 3303A, The Centrium 60 Wyndham Street, Central, Hong Kong at 1:30 pm (Hong Kong time) on October 29, 2014. Holders of Youku Tudou Class A shares and Youku Tudou Class B shares of record on the close of business on October 15, 2014 are entitled to receive notice of the annual general meeting or any adjournment or postponements thereof. Beneficial owners of the Company’s American Depositary Shares (“ADSs”) are also welcome to attend the annual general meeting in person.

No proposal will be submitted for shareholder approval at the annual general meeting. Instead, the annual general meeting will serve as an open forum for shareholders and beneficial owners of the Company’s ADSs to discuss company affairs with management.

The notice of the annual general meeting is available on the Investor Relations section of the company’s website at http://ir.youku.com. Youku Tudou has filed its annual report on Form 20-F (the “Annual Report”), which includes Youku Tudou’s audited financial statements for the fiscal year ended December 31, 2013, with the Securities and Exchange Commission (the “SEC”). Youku Tudou’s Annual Report can be accessed on the Company’s Investor Relations website at http://ir.youku.com and on the SEC’s website at http://www.sec.gov.

A physical copy of the Annual Report can be provided to shareholders of the Company without charge upon written request to Youku Tudou Inc., 11/F, SinoSteel Plaza, 8 Haidian Street, Beijing 100080, People’s Republic of China, or by contacting Ryan Cheung, Corporate Finance Senior Director, Youku Tudou Inc., by telephone at (+86 10) 5885-1881 x6090, or email at ryan.cheung@youku.com.

About Youku Tudou Inc.

Youku Tudou Inc. (NYSE: YOKU) is China’s leading Internet television company. Its Youku and Tudou Internet television platforms enable users to search, view and share high-quality video content quickly and easily across multiple devices. Its Youku brand and Tudou brand are among the most recognized online video brands in China. Youku Tudou’s American depositary shares, each representing 18 of Youku Tudou’s Class A ordinary shares, are traded on the NYSE under the symbol “YOKU.”

For more information, please contact:

Ryan Cheung

Corporate Finance Senior Director

Youku Tudou Inc.

Tel: (+8610) 5885-1881 x6090

Email: ryan.cheung@youku.com